THEATRICAL SHORT-FORM CONTRACT – WRITERS LENDING AGREEMENT

DATE: MARCH 22, 2006

1. NAME OF PROJECT: "ALL IN" (working title) ("PROJECT")

2. NAME/ADDRESS OF COMPANY:

   Newport Entertainment Group, Inc ("COMPANY")
   8550 West Desert Inn Suite 102-183
   Las Vegas, NV 89117

3. NAME OF LENDER: Highflyer Productions Inc. ("LENDER")
   FEDERAL ID # 95-4062569

4. NAME OF WRITER: Randy Feldman ("WRITER")
   SOCIAL SECURITY # 562-08-4424

5. WRITER'S REPRESENTATIVE: None

6. CONDITIONS PRECEDENT:

   o W-4 o I-9 X OTHER, IF ANY

7. COMPENSATION:

   A. GUARANTEED COMPENSATION (SEE 12, BELOW): $ $67,500
   B. CONTINGENT COMPENSATION (SEE 12, BELOW): $ ____
   C. PROFIT PARTICIPATION: IF SOLE WRITING CREDIT, 2½ % OF (NET/GROSS) PROCEEDS; REDUCIBLE FOR SHARED CREDIT TO 1¼ % (SEE 28, BELOW)

8. SPECIFIC MATERIAL UPON WHICH SERVICES ARE TO BE BASED, IF ANY (A COPY WILL BE SENT TO
   WRITER UNDER SEPARATE COVER):

9. OTHER WRITERS EMPLOYED ON SAME PROJECT OR FROM WHOM MATERIAL HAS BEEN OPTIONED/ACQUIRED, AND DATES OF MATERIAL, IF ANY:
   Brad Neufeld

10. COMPANY REPRESENTATIVE AUTHORIZED TO REQUEST REVISIONS:
    Wade Mezey, Lisa Tenner, or William Waldrop

11. COMPANY REPRESENTATIVE TO WHOM/PLACE WHERE MATERIAL IS TO BE DELIVERED:
    Newport Entertain Group
    Attn Wade Mezey
    8550 West Desert Inn Suite 102-183
    Las Vegas, NV 89117

12. SERVICES TO BE PERFORMED, INCLUDING NUMBER OF STEPS (*e.g., story and first draft, two rewrites and a polish*):

A. FOR STEP 1:

o GUARANTEED

o OPTIONAL

WRITING PERIOD: 12 WEEKS

READING PERIOD: _____ WEEKS

PAYMENT DUE: $67,500

(50% DUE ON COMMENCEMENT, 50% ON DELIVERY)

B. FOR STEP 2 (IF APPLICABLE):

o GUARANTEED

o OPTIONAL

WRITING PERIOD: _____ WEEKS

READING PERIOD: _____ WEEKS

PAYMENT DUE: $_____

(50% DUE ON COMMENCEMENT, 50% ON DELIVERY)

N-A

C. FOR STEP 3 (IF APPLICABLE):

o GUARANTEED

o OPTIONAL

WRITING PERIOD: _____ WEEKS

READING PERIOD: _____ WEEKS

PAYMENT DUE: $_____

(50% DUE ON COMMENCEMENT, 50% ON DELIVERY)

D. FOR STEP 4 (IF APPLICABLE):

o GUARANTEED

o OPTIONAL

WRITING PERIOD: _____ WEEKS

READING PERIOD: _____ WEEKS

PAYMENT DUE: $_____

(50% DUE ON COMMENCEMENT, 50% ON DELIVERY)

E. FOR STEP 5 (IF APPLICABLE):

o GUARANTEED

o OPTIONAL

WRITING PERIOD: _____ WEEKS

READING PERIOD: _____ WEEKS

PAYMENT DUE: $_____

(50% DUE ON COMMENCEMENT, 50% ON DELIVERY)

F. ADDITIONAL STEPS (IF APPLICABLE):

_____

13. COMPANY SHALL PAY THE ABOVE GUARANTEED AMOUNTS DUE IF READING PERIODS PASS AND COMPANY DOES NOT REQUEST SERVICES; HOWEVER, IF THERE HAS BEEN NO INTERVENING WRITER(S), SERVICES SHALL BE DUE, SUBJECT TO WRITER'S PROFESSIONAL AVAILABILITY, FOR A PERIOD NOT TO EXCEED _____ MONTHS.

14. BONUS:
   A. For sole writing credit: $ __200,000__
   B. For shared writing credit: $ __100,000__
      Shared credit bonus will be paid on commencement of principal photography if no other writer has been engaged; balance to be paid on determination of writing credit.

   C. For "green light" or engagement of an "element": $_____
      If Writer is writer of record or is most recent writer on the Project at the time the Project is given a "green light" by a studio or an element is attached on a pay-or-play basis, Writer shall be given a bonus of _____ Dollars ($_____) which may o may not o be applied against the bonus in A. or B., above.

15. CREDITS AND SEPARATED RIGHTS:
    Per WGA MBA.

16. EXISTING CREDIT OBLIGATIONS REGARDING ASSIGNED MATERIAL, IF ANY (SUBJECT TO WGA MBA):

17. VIEWING CUT:
    Per WGA MBA: Writer shall be invited to view a cut of the film in time sufficient such that any editing suggestions, if accepted, could be reasonably and effectively implemented. Writer shall also be invited to [_____] other screenings.

18. PREMIERES:
    If writer receives writing credit, Company shall o shall not o provide Writer and one (1) guest with an invitation to the initial celebrity premiere, if held, with travel and accommodations at a level not less than the director or producer of the project.

19. VIDEOCASSETTE:
    Per WGA MBA.

20. TRANSPORTATION AND EXPENSES: To be negotiated in good faith
    If Company requires Lender to cause Writer to perform services hereunder at a location more than _____ miles from Writer's principal place of residence, which is _____. Writer shall be given first class (if available) transportation to and from such location and a weekly sum of $_____ ($_____ per week in a high cost urban area).

21. SEQUELS/REMAKES:
    If separated rights, IN GOOD FAITH
    • Theatrical sequels = 50% initial compensation and bonus; remakes = 33%.
    • Series Payments: $ _____ per 1/2 hour episode; $ _____ per 1 hour episode; $ _____ per MOW (in network primetime or on pay television, otherwise $ _____ per MOW); $ _____ per sequel produced directly for the videocassette/videodisc market; $ _____ per product produced for the interactive

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market based on the Project; _____ [other, e.g., theme park attractions based on the Project].

- Spin-offs: Generic – 1/2 of above payments
  Planted – 1/4 of above payments
- If Writer is accorded solo "Written by" or "Screenplay by" credit, Writer shall have the right of first negotiation on all audio-visual exploitation, including, but not limited to remakes and sequels and MOWs, mini-series and TV pilots (or first episode if no pilot) for a period of seven (7) years following release.

22. NOTICES:

All notices shall be sent as follows:

TO LENDER AND/OR WRITER: TO COMPANY:

Randy Feldman
12235 Viewcrest Road
Studio City, Ca 91604

23. MINIMUM BASIC AGREEMENT:

The parties acknowledge that this contract is subject to all of the terms and provisions of the Basic Agreement and to the extent that the terms and provisions of said Basic Agreement are more advantageous to Writer than the terms hereof, the terms of said Basic Agreement shall supersede and replace the less advantageous terms of this agreement. Writer is an employee as defined by said Basic Agreement and Company has the right to control and direct the services to be performed.

24. GUILD MEMBERSHIP:

To the extent that it may be lawful for the Company to require the Lender to do so, Lender agrees Writer will become and/or remain a member of Writers Guild of America in good standing as required by the provisions of said Basic Agreement. If Writer fails or refuses to become or remain a member of said Guild in good standing, as required in the preceding sentence, the Company shall have the right at any time thereafter to terminate this agreement with the Lender.

25. RESULTS AND PROCEEDS:

Work-Made-For-Hire: Lender acknowledges that all results, product and proceeds of Writer's services (including all original ideas in connection therewith) are being specially ordered by Producer for use as part of a Motion Picture and shall be considered a "work made for hire" for Producer as specially commissioned for use as a part of a motion picture in accordance with Sections 101 and 201 of Title 17 of the U.S. Copyright Act. Therefore, Producer shall be the author and copyright owner thereof for all purposes throughout the universe without limitation of any kind or nature. In consideration of the monies paid to Lender hereunder, Producer shall solely and exclusively own throughout the universe in perpetuity all rights of every kind and nature whether now or hereafter known or created in and in connection with such results, product and proceeds, in whatever stage of completion as may exist from time to time, including: (i) the copyright and all rights of copyright; (ii) all neighboring rights, trademarks and any and all other ownership and exploitation rights now or hereafter recognized in any Territory, including all rental, lending, fixation, reproduction, broadcasting (including satellite transmission), distribution and all other rights of communication by any and all means, media, devices, processes and technology; (iii) the rights to adapt, rearrange, and make changes in, deletions from and additions to such results, product and proceeds, and to use all or any part thereof in new versions, adaptations, and other Motion Pictures including Remakes and Sequels; (iv) the right to use the title of the Work in connection therewith or otherwise and to change such title; and (v) all rights generally known as the "moral rights of authors."

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26. WARRANTY AND INDEMNIFICATION:

A. Subject to Article 28 of the WGA Basic Agreement, Lender hereby represents and warrants as follows:

1. Lender is free to enter into this Agreement and no rights of any third parties are or will be violated by Lender entering into or performing this Agreement. Lender and Writer are not subject to any conflicting obligation or any disability, and Lender nor Writer have not made and shall not hereafter make any agreement with any third party, which could interfere with the rights granted to Company hereunder or the full performance of Lender's or Writer's obligation and services hereunder.

2. All of the Work (and the Property, if any) shall be wholly original with Writer and none of the same has been or shall be copied from or based upon any other work unless assigned in this contract. The reproduction, exhibition, or any use thereof or any of the rights herein granted shall not defame any person or entity nor violate any copyright or right of privacy or publicity, or any other right of any person or entity. The warranty in this subparagraph shall not apply to any material as furnished to Writer by Company (unless such furnished material was written or created by Writer or originally furnished to Company by Writer) or material inserted in the Work by Company, but shall apply to all material which Writer may add thereto.

3. Lender and/or Writer are sole owner of the Property together with the title thereof and all rights granted (or purported to be granted) to Company hereunder, and no rights in the Property have been granted to others or impaired by Lender and/or Writer, except as specified, if at all, in this Agreement. No part of the property has been registered for copyright, published, or otherwise exploited or agreed to be published or otherwise exploited with the knowledge or consent of Lender and/or Writer, or is in the public domain. Lender and/or Writer do not know of any pending or threatened claim or litigation in connection with the Property or the rights herein granted.

4. Lender shall indemnify and hold harmless Company (and its affiliated companies, successors, assigns, and the directors, officers, employees, agents, and representatives of the foregoing) from any damage, loss, liability, cost, penalty, guild fee or award, or expense of any kind (including attorney's fees (hereinafter "Liability") arising out of, resulting from, based upon or incurred because of a breach by Lender and/or Writer of any agreement, representation, or warranty made by Lender and/or Writer hereunder. The party receiving notice of such claim, demand or action shall promptly notify the other party thereof. The pendency of such claim, demand, or action shall not release Company of its obligation to pay Lender sums due hereunder.

B. Company agrees to indemnify Lender and Writer and hold Lender and Writer harmless from and against any and all damages and expenses (other than with respect to any settlement entered into without Company's written consent) arising out of any third party claim against Writer resulting from Company's development, production, distribution and/or exploitation of the Project.

27. NO INJUNCTIVE RELIEF:

The sole right of Lender and Writer as to any breach or alleged breach hereunder by Company shall be the recovery of money damages, if any, and the rights herein granted by Lender and Writer shall not terminate by reason of such breach. In no event may Lender or Writer terminate this Agreement or

obtain injunctive relief or other equitable relief with respect to any breach of Company's obligations hereunder.

28. PROFIT PARTICIPATION:

Terms to be negotiated in good faith. If the parties fail to reach agreement within [ ] months after execution hereof, either party, upon 30 days notice to the other, may submit the matter to what is known as a "baseball arbitration," in which each party presents one profit proposal and the arbitrator is required to adopt one of the two proposals. The arbitrator shall be selected and the arbitration conducted pursuant to the Voluntary Labor Arbitration Rules of the AAA.

29. AGREEMENT OF THE PARTIES:

This document [including Attachment 1, if any] shall constitute the agreement between the parties until modified or amended by a subsequent writing.

Highflyer Prods. Inc ("LENDER")

BY: [signature]

TITLE: President

[signature] ("COMPANY")

BY: [signature]

TITLE: President

CC: WGA CONTRACTS DEPARTMENT

ATTACHMENT I

ADDITIONAL PROVISIONS, IF ANY:

THIS DEAL WILL BE BINDING UNTIL AND AT WHICH TIME A MORE FORMAL AGREEMENT IS ENTERED INTO EMBODYING ALL TERMS AND CONDITIONS STANDARD TO AGREEMENTS OF THIS NATURE IN THE ENTERTAINMENT INDUSTRY

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By signing below, Writer acknowledges that Writer has read this agreement and confirms all grants, representations, warranties and agreements made by Lender and agrees to perform the services provided for therein in accordance with the terms and conditions thereof and, if Writer fails to do so, Writer acknowledges that Company shall have the same rights against Writer as Company has against Lender. Writer shall look solely to Lender for any and all compensation hereunder and, if Writer's employment agreement with Lender becomes ineffective or if Lender ceases to exist, then Writer, at the election of Producer, shall be deemed substituted as a direct party hereto in the place and stead of Lender.



("Writer")